United States

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

GoodRx Holdings, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

38246G108

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 38246G108	Schedule 13G	Page 1 of 11

1	Names of Reporting Persons Spectrum Equity VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 48,016,553
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,016,553

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,016,553
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 51.6%
12	Type of Reporting Person PN

CUSIP No. 38246G108	Schedule 13G	Page 2 of 11

1	Names of Reporting Persons Spectrum Equity Associates VII, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 48,016,553
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,016,553

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,016,553
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 51.6%
12	Type of Reporting Person PN

CUSIP No. 38246G108	Schedule 13G	Page 3 of 11

1	Names of Reporting Persons Spectrum VII Investment Managers’ Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 82,191
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 82,191

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,191
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.2%
12	Type of Reporting Person PN

CUSIP No. 38246G108	Schedule 13G	Page 4 of 11

1	Names of Reporting Persons Spectrum VII Co-Investment Fund, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 46,331
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 46,331

9	Aggregate Amount Beneficially Owned by Each Reporting Person 46,331
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.1%
12	Type of Reporting Person PN

CUSIP No. 38246G108	Schedule 13G	Page 5 of 11

1	Names of Reporting Persons SEA VII Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 48,145,075
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 48,145,075

9	Aggregate Amount Beneficially Owned by Each Reporting Person 48,145,075
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 51.7%
12	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 38246G108	Schedule 13G	Page 6 of 11

ITEM 1.	(a) Name of Issuer:

GoodRx Holdings, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

233 Wilshire Blvd., Suite 990, Santa Monica, CA 90401.

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Spectrum Equity VII, L.P.

Spectrum Equity Associates VII, L.P.

Spectrum VII Investment Managers’ Fund, L.P.

Spectrum VII Co-Investment Fund, L.P.

SEA VII Management, LLC

(b)	Address or Principal Business Office:

The principal business address of the Reporting Persons is 140 New Montgomery Street, 20th Floor, San Francisco, CA 94105.

(c)	Citizenship of each Reporting Person is:

The Reporting Persons are organized under the laws of the state of Delaware.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

38246G108

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

CUSIP No. 38246G108	Schedule 13G	Page 7 of 11

The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of the date hereof, based upon 45,000,062 shares of Class A Common Stock outstanding as of December 17, 2020. The ownership information assumes the conversion of the Class B common stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Spectrum Equity VII, L.P.	48,016,553	51.6%	0	48,016,553	0	48,016,553
Spectrum Equity Associates VII, L.P.	48,016,553	51.6%	0	48,016,553	0	48,016,553
Spectrum VII Investment Managers’ Fund, L.P.	82,191	0.2%	0	82,191	0	82,191
Spectrum VII Co-Investment Fund, L.P.	46,331	0.1%	0	46,331	0	46,331
SEA VII Management, LLC	48,145,075	51.7%	0	48,145,075	0	48,145,075

Spectrum Equity VII, L.P. is the beneficial owner of 48,016,553 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. Spectrum VII Investment Managers’ Fund, L.P. is the beneficial owner of 82,191 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock. Spectrum VII Co-Investment Fund, L.P. is the beneficial owner of 46,331 shares of Class A Common Stock issuable upon the conversion of an equal number of shares of Class B Common Stock.

Spectrum Equity Associates VII, L.P. is the general partner of Spectrum Equity VII, L.P., and as a result may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by Spectrum Equity VII, L.P. SEA VII Management, LLC is the general partner of each of Spectrum VII Investment Managers’ Fund, L.P., Spectrum VII Co-Investment Fund, L.P. and Spectrum Equity Associates VII, L.P., and as a result may be deemed to share beneficial ownership of the shares of Class A Common Stock beneficially owned by the foregoing entities. Brion B. Applegate, Christopher T. Mitchell, Victor E. Parker, Jr., Benjamin C. Spero, Ronan Cunningham, Peter T. Jensen, Stephen M. LeSieur, Brian Regan and Michael W. Farrell may be deemed to share voting and dispositive power over the securities held by the Reporting Persons. Each of the foregoing individuals disclaims beneficial ownership of such securities.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

CUSIP No. 38246G108	Schedule 13G	Page 8 of 11

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Certain of the Reporting Persons, Idea Men, LLC and certain affiliates of Francisco Partners and Silver Lake (collectively, the “Stockholders”) are parties to a Stockholders Agreement (the “Stockholders Agreement”), which contains, among other things, certain provisions relating to transfer of, and coordination of the voting of, securities of the Issuer by the parties thereto.

By virtue of the Stockholders Agreement and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Stockholders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons expressly disclaim beneficial ownership over any shares of Class A Common Stock that they may be deemed to beneficially own solely by reason of the Stockholders Agreement. Certain entities affiliated with the other Stockholders are separately making Schedule 13G filings reporting their beneficial ownership of shares of Class A Common Stock.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 38246G108	Schedule 13G	Page 9 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2021

Spectrum Equity VII, L.P.
By: Spectrum Equity Associates VII, L.P., its general partner
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief
Compliance Officer

Spectrum Equity Associates VII, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief
Compliance Officer

Spectrum VII Investment Managers’ Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief
Compliance Officer

Spectrum VII Co-Investment Fund, L.P.
By: SEA VII Management, LLC, its general partner

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief
Compliance Officer

CUSIP No. 38246G108	Schedule 13G	Page 10 of 11

SEA VII Management, LLC

By:	/s/ Carolina A. Picazo
Name:	Carolina A. Picazo
Title:	Chief Administrative Officer & Chief
Compliance Officer

CUSIP No. 38246G108	Schedule 13G	Page 11 of 11

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.